EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

State or Other Jurisdiction
of Incorporation or
Subsidiary	Incorporation or Organization

Failure Analysis Associates B.V.	Netherlands
Failure Analysis Associates, Spolka z o.o.	Poland
Exponent Realty LLC	Delaware
Exponent International Ltd.	United Kingdom
Exponent Science and Technology
Consulting (Hangzhou) Co., Ltd.	China